Exhibit 99.1

IAMGOLD announces investment in Bellhaven Copper and Gold Inc. in Colombia

TSX: IMG    NYSE: IAG

All amounts in Canadian dollars unless otherwise indicated.

TORONTO, Nov. 8, 2011 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that, as a result of a subscription to a private placement, it has acquired 11,000,000 units (each a "Unit") of Bellhaven Copper and Gold Inc. ("Bellhaven"), at the price of $0.55 per Unit, for a total amount of $6,050,000 (the "Subscription").  Each Unit  is comprised of one common share and one-half of a common share purchase warrant (each full warrant a "Warrant"), with each Warrant entitling IAMGOLD to purchase one  common share for $0.65 for up to 36 months from the date of issuance.

IAMGOLD's ownership of 11,000,000 common shares of Bellhaven represents approximately 10.4% of the outstanding common shares.  If IAMGOLD were to exercise the 5,500,000 common share purchase Warrants, it would own 16,500,000 common shares of Bellhaven, or approximately 14.8% of the outstanding common shares.

IAMGOLD's President and Chief Executive Officer, Steve Letwin said, "I've had good experiences in Colombia, and Bellhaven's La Mina Gold (copper) discovery is a quality project. We like the work Bellhaven has completed to date and look forward to future results. Our investment in Bellhaven is typical of those that have the potential to add significant value to shareholders in the years to come. We hope to do more transactions like this, which together with expansion opportunities at our existing mines, continued exploration work and potentially larger acquisitions underpin a unique growth story at IAMGOLD."

IAMGOLD and Bellhaven have agreed on both technical and social responsibility programs to be implemented at Bellhaven's La Mina Project. These programs will be funded for the most part by the proceeds of the placement. In addition, in connection with its subscription, IAMGOLD has certain anti-dilution rights in the event that Bellhaven conducts further financings.

The common shares and Warrants to purchase common shares of Bellhaven acquired today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Bellhaven.  It is the intention of IAMGOLD to evaluate its investment in Bellhaven on a continuing basis, and such holdings may be increased (including increases resulting from the exercise of the Warrants) or decreased in the future.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "potential", "hope", "should", "continue", "expect", "anticipate", "estimate" or "believe" or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About Bellhaven Copper and Gold Inc.

Bellhaven Copper & Gold Inc. is a Canadian-listed exploration company exploring for gold and copper in Panama and Colombia. The Company's objective is to become one of the best gold-copper companies operating in Panama and Colombia by discovering, acquiring, and developing high-quality resources in a safe and responsible manner to the benefit of all of its stakeholders.  The Company's principal assets include the La Mina porphyry gold-(copper) project in the Middle Cauca belt of Colombia, the Pitaloza and three other high-sulphidation epithermal gold-(copper) and porphyry copper prospects located on the Azuero Peninsula in Panama.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD has filed an early warning report on Bellhaven Copper and Gold Inc.'s SEDAR profile, at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416-933-4952.

For further information:

Bob Tait, VP Investor Relations,
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 08-NOV-11